EXHIBIT 2

DECLASSIFICATION PROPOSAL LETTER

December 29, 2023

Via Electronic Mail and Courier

Mr. James Bitetto, Secretary

c/o BNY Mellon Municipal Income, Inc.

240 Greenwich Street

New York, NY 10286

Re: BNY Mellon Municipal Income, Inc. (the "Fund")

Dear Mr. Bitetto,

Saba Capital Management, L.P. ("Saba") is the investment adviser to Saba Capital Master Fund, Ltd. (the "Proponent"), the owner of 618,877 shares of common stock, par value $0.001 per share of the Fund (the "Common Shares"). The Proponent has held Common Shares representing a market value of $25,000 or more continuously for more than one year prior to and including the date hereof.

In accordance with Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Saba, on behalf of the Proponent, submits the following proposal for presentation to the Fund's stockholders at the Fund's 2024 annual meeting of stockholders, including any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

The Proponent's proposal pursuant to Rule 14a-8 of the Exchange Act (the "Proposal") is as follows:

PROPOSAL

RESOLVED, that the shareholders of BNY Mellon Municipal Income, Inc. (the "Fund") request that the Board of Directors of the Fund (the "Board") take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

SUPPORTING STATEMENT

Saba believes the annual election of all of a company's directors empowers shareholders to hold board members accountable for their decisions pertaining to capital allocation, corporate governance and strategy-all of which impact shareholder returns. We contend this level of accountability keeps a board focused on shareholders' interests and sustained value creation.  The leading independent proxy advisory firms and many, if not the overwhelming majority of, large institutional investors have policies supporting the annual election of directors. Companies have taken note in recent years, with ~90% of the S&P 500 and ~73% of the S&P 1,500 now holding annual elections for all of their board members.1

On the other hand, there is a direct connection between bad governance and poor shareholder returns. Empirical studies have found a statistically significant correlation between the presence of a classified board structure and a decline in valuation. 2

It is notable that Mellon Investments Corporation ("Mellon"), an affiliate of the investment advisor to the Fund, shares our view that directors should be elected annually. Mellon Proxy Guidelines Summary states that it "believes shareholders should annually vote for all members on a company's board of directors".3 We see no reason why shareholders of the Fund should be deprived of this.

Mellon also maintains that they "employ proxy voting to: … promote the accountability of a company's management to its board of directors, as well as the accountability of the board of directors to the company's shareholders and stakeholders".4 We believe there is no better way to "promote … the accountability of the board of directors" than through the annual election of all directors.

To help address the Fund's anti-shareholder governance and increase boardroom accountability following a period of, in our view, extremely disappointing financial performance, Saba urges you to vote FOR this proposal.5

END OF PROPOSAL

Saba hereby represents that the Proponent has continuously and beneficially owned Common Shares with a market value of not less than $25,000 for at least one year prior to the date of the submission of Proposal, and intends to continue to hold the requisite number of Common Shares through the date of the Meeting. A letter from the Proponent's broker confirming the above ownership is attached as Exhibit A hereto.

1 Additionally, ~60% of the companies in the Russell 3,000 elect all their board members annually. See Matteo Tonello et al., Corporate Board Practices in the Russell 3000, S&P 500 and S&P Mid-Cap 400 (Nov. 2022) and Ernst & Young, EY Center for Board Matters: Corporate Governance by the Numbers (Mar. 2022).

2 See generally Lucian A. Bebchuk and Alma Cohen, The Costs Of Entrenched Boards (2005), Journal of Financial Economics, v78, 409-433 and Lucian Bebchuk, Alma Cohen and Charles C.Y. Wang, Staggered Boards and the Wealth of Shareholders: Evidence from a Natural Experiment (2010), available at http://ssrn.com/abstract=1706806.

3 Mellon, Mellon Proxy Guidelines Summary, 3 (Mar. 2023).

4 Id. at 1.

5 As of December 28 2023, the Fund's discount to Net Asset Value was ~ 16%.

In accordance with Rule 14a-8(b)(1)(iii) of the Exchange Act, the Proponent represents that its representatives are able to meet with the Fund via teleconference no less than 10 calendar days, nor more than 30 calendar days, after submission of the Proposal. The Proponent will assume that the regular business hours of the Fund's principal executive offices, which are located in New York, are between 9:00 a.m. and 5:30 p.m. ET, unless otherwise notified by the Fund. To that end, certain representatives of the Proponent are available to discuss the Proposal during the following business days and at the following times by teleconference:

  January 9, 2024, between 2:00 p.m. and 5:00 p.m. ET
  January 10, 2024, between 11:00 a.m. and 1:00 p.m. ET
  January 11, 2024, between 2:00 p.m. and 4:00 p.m. ET

The Proponent's contact information is as follows:

c/o Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, New York 10174

Attn: Michael D'Angelo

Email: Michael.Dangelo@sabacapital.com

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that the Proponent may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

By:	Saba Capital Management, L.P.

Name: Michael D'Angelo Title: Chief Operating Officer and General Counsel

cc: The Board of Directors of the Fund

EXHIBIT A

Broker Letter

[See attached]